================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -----------

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 AMENDMENT NO. 1

                                  -----------


                        XM SATELLITE RADIO HOLDINGS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

 CLASS A COMMON STOCK, $.01 PAR VALUE PER SHARE               983759-10-1
 ----------------------------------------------               -----------
         (Title of class of securities)                      (CUSIP number)

                              LARRY D. HUNTER, ESQ.
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                         HUGHES ELECTRONICS CORPORATION
                           2250 EAST IMPERIAL HIGHWAY
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 964-0700
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                January 28, 2004
--------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



                       (Continued on the following pages)
                                    (Page 1)

================================================================================

----------------------------------------------------------------                 ---------------------------------------------------
CUSIP No. 983759-10-1                                                 13D                                         Page 2
----------------------------------------------------------------                 ---------------------------------------------------

--------------- ------------------------------------------------ -------------------------------------------------------------------
      1         NAME OF REPORTING PERSON:                                     Hughes Electronics Corporation
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):          52-1106564
--------------- -------------------------------------------------------------------------------------------------------------- -----
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [ ]
                                                                                                                         (B) [X]
--------------- --------------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------- ---------------------------- ---------------------------------------------------------------------------------------
      4         SOURCE OF FUNDS:             N/A

--------------- --------------------------------------------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                ITEM 2(d) OR 2(e):                                                                                           [_]
--------------- ---------------------------------------------------------------- ---------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                            Delaware

--------------------------- ------ --------------------------------------------- ---------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            9,014,843
          SHARES
                            ------ --------------------------------------------- ---------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          0
         OWNED BY
                            ------ --------------------------------------------- ---------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       9,014,843
        REPORTING
                            ------ --------------------------------------------- ---------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     0

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       9,014,843

----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                     [_]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.9%

----------------- -------------------------------------------------------------- ---------------------------------------------------
       14         TYPE OF REPORTING PERSON:                                      CO

----------------- -------------------------------------------------------------- ---------------------------------------------------

           This Amendment No. 1 amends the Schedule 13D, dated January 16, 2004, and is filed by Hughes Electronics Corporation ("Hughes") with respect to the Class A common stock, par value $.01 per share (the "Class A Common Stock"), of XM Satellite Radio Holdings Inc., a Delaware corporation (the "Issuer").

           The responses to Item 4 (Purpose of Transaction), Item 5 (Interest in Securities of the Issuer), Item 6 (Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer) and Item 7 (Material to be filed as Exhibits) are hereby supplemented as follows:


Item 4.    Purpose of Transaction.
           ----------------------

           As previously reported, on January 13, 2004, the Issuer announced that it intended to undertake a registered offering of its Class A Common Stock (the "Offering"). On January 22, 2004, the Issuer, Hughes, Madison Dearborn Capital Partners III, L.P. and Madison Dearborn Special Equity III, L.P. entered into an Underwriting Agreement (the "Underwriting Agreement") with Bear, Stearns & Co. Inc. and Goldman Sachs & Co., as representatives of the several underwriters identified therein (the "Underwriters") providing for, among other things, the sale by Hughes of an aggregate of 10,000,000 shares of Class A Common Stock to the Underwriters. That sale was completed on January 28, 2004. Pursuant to the Underwriting Agreement, Hughes granted to the Underwriters a 30-day option to purchase up to 3,000,000 shares of Class A Common Stock to cover over-allotments in connection with the Offering.

           Except as described in this Item 4 and Items 5 and 6 below, Hughes does not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. At this time, Hughes has made no determination as to the disposition of the balance of its interest in the Issuer following participation in the Offering as set forth above. Notwithstanding the foregoing, and subject to the terms of the agreements referenced in Item 6, Hughes may determine to change its investment intent with respect to the Issuer at any time in the future. Hughes intends to vote its shares of Class A Common Stock as it deems appropriate from time to time. In determining from time to time after the Offering whether to sell or to retain its holdings of remaining securities of the Issuer, Hughes will take into consideration such factors as it deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to Hughes. Hughes reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its holdings of securities of the Issuer or to change its intention with respect to any or all of the matters referred to in this Item 4.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           (a) The responses of Hughes to Rows (11) through (13) of the cover page of this Amendment No. 1 are incorporated herein by reference.

           As of January 28, 2004, Hughes beneficially owned in the aggregate 9,018,843 shares of Class A Common Stock representing approximately 4.9% of the outstanding shares of Class A Common Stock (such outstanding shares being determined in accordance with Rule 13d-3(d)(1) under the Exchange Act to equal the number of shares outstanding as of January 28, 2004 (as indicated by the Issuer) plus the number of shares of Class A Common Stock for which Hughes has the right to acquire). The shares beneficially owned by Hughes include the right to acquire 1,746,659 shares of Class A Common Stock upon conversion of the Issuer's Series A convertible preferred stock, par value $1.00 per share ("Series A Preferred Stock").

           To the knowledge of Hughes, Peter A. Lund is the only executive officer or director of Hughes who beneficially owns shares of Class A Common Stock. Based on information provided to Hughes by Mr. Lund, Mr. Lund owns an aggregate of 3,450 shares of Class A Common Stock. Hughes expressly disclaims beneficial ownership of the shares of Class A Common Stock held by Mr. Lund, and the filing of this statement on Schedule 13D by Hughes is not an admission by Hughes that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Class A Common Stock held by Mr. Lund.

           Except as disclosed in this Item 5(a), none of Hughes nor, to the best of its knowledge, any of its executive officers and directors, beneficially owns any shares of Class A Common Stock.

           (b) The responses of Hughes to (i) Rows (7) through (10) of the cover page of this Amendment No. 1 and (ii) Item 5(a) hereof are incorporated herein by reference.

           Mr. Lund has the sole power to (i) vote or to direct the vote and
(ii) dispose or direct the disposition of the 3,450 shares of Class A Common Stock beneficially owned by him.

           Except as disclosed in this Item 5(b), none of Hughes, nor, to the best of its knowledge, any of its executive officers or directors presently has the power to vote or to direct the vote or to dispose of or direct the disposition of any of the shares of Class A Common Stock which they may be deemed to beneficially own.

           (c) In the Offering, Hughes converted (i) all of its 10% Senior Secured Discount Convertible Notes due December 31, 2009 of the Issuer and XM Satellite Radio Inc. into 3,462,330 shares of Class A Common Stock, (ii) all of its shares of 8.25% Series C Convertible Redeemable Preferred Stock of the Issuer due February 1, 2012, par value $0.01 per share, into 2,891,077 shares of Class A Common Stock and (iii) a portion of its Series A Preferred Stock into 3,646,593 shares of Class A Common Stock. On January 28, 2004, in conjunction with the Offering and pursuant to the terms of the Underwriting Agreement, Hughes completed the sale of the 10,000,000 shares of Class A Common Stock issued to it upon conversion of the securities identified in the preceding sentence at a price to the Underwriters of $25.44 per share.

           To the knowledge of Hughes, none of its executive officers or directors has effected any transactions in the Class A Common Stock within the past 60 days.

           (d) Not applicable.

           (e) As of January 28, 2004, Hughes ceased to be the beneficial owner of more than five percent (5%) of the Class A Common Stock.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect
           ---------------------------------------------------------------------
           to Securities of the Issuer.
           ----------------------------

           The information set forth in Item 4 is incorporated herein by reference.

           As previously reported, in connection with the Offering, Hughes entered into a "lock-up" arrangement with the Issuer and the lead underwriter pursuant to which Hughes agreed not to, directly or indirectly, subject to certain exceptions, offer, sell or otherwise dispose of any Issuer securities without the prior written consent of the lead underwriter for a period of 90 days after the Offering occurs.

Item 7.    Material to be Filed as Exhibits.
           --------------------------------


                                  EXHIBIT INDEX


--------------------------- ----------------------------------------------------
       Exhibit No.                    Description
       -----------                    -----------
--------------------------- ----------------------------------------------------
          99.1 Underwriting Agreement, dated January 22, 2004, by and among XM Satellite Radio Holdings Inc., Hughes Electronics Corporation, Madison Dearborn Partners III, L.P., Madison Dearborn Special Equity III, L.P. and Bear Stearns & Co., Inc. (incorporated herein by reference to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 23, 2004).
--------------------------------------------------------------------------------
          99.2 Lock-up Agreement, dated January 13, 2004, by and among Hughes Electronics Corporation, the Issuer and Bear, Stearns & Co., Inc. (incorporated herein by reference to Exhibit
                    99.7 to Schedule 13d as filed by Hughes Electronics Corporation with the Securities and Exchange Commission on January 20, 2004).
--------------------------------------------------------------------------------
          99.3 Letter Agreement, dated January 22, 2004, between Hughes Electronics Corporation and XM Satellite Radio Holdings, Inc.
--------------------------------------------------------------------------------

                                    SIGNATURE
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 2004


                                             HUGHES ELECTRONICS CORPORATION


                                             By: /s/ Larry D. Hunter
                                                --------------------------------
                                                Name   Larry D. Hunter
                                                Title: Senior Vice President and
                                                       General Counsel

                                  EXHIBIT INDEX


--------------------------- ----------------------------------------------------
       Exhibit No.                    Description
       -----------                    -----------
--------------------------- ----------------------------------------------------
          99.1 Underwriting Agreement, dated January 22, 2004, by and among XM Satellite Radio Holdings Inc., Hughes Electronics Corporation, Madison Dearborn Partners III, L.P., Madison Dearborn Special Equity III, L.P. and Bear Stearns & Co., Inc. (incorporated herein by reference to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 23, 2004).
--------------------------------------------------------------------------------
          99.2 Lock-up Agreement, dated January 13, 2004, by and among Hughes Electronics Corporation, the Issuer and Bear, Stearns & Co., Inc. (incorporated herein by reference to Exhibit
                    99.7 to Schedule 13d as filed by Hughes Electronics Corporation with the Securities and Exchange Commission on January 20, 2004).
--------------------------------------------------------------------------------
          99.3 Letter Agreement, dated January 22, 2004, between Hughes Electronics Corporation and XM Satellite Radio Holdings, Inc.
--------------------------------------------------------------------------------